Morgan Stanley China A Share Fund, Inc.
Item 77O- Transactions effected pursuant to Rule 10f-3

Securities Purchased:	 China Conch Venture Holdings
Purchase/Trade Date:	12/13/2013
Offering Price of Shares: HKD 13.560
Total Amount of Offering: 265,000,000 shares
Amount Purchased by Fund: 565,500
Percentage of Offering Purchased by Fund: 0.213
Percentage of Fund's Total Assets: 0.18
Brokers:  Deutsche Bank Group, Goldman Sachs, HSBC,
Morgan Stanley
Purchased from: Goldman Sachs
Firm Commitment Underwriting: YES
Issuer has over three years of continuous operations*: YES
Percent of offering purchased by Fund and all other accounts advised by the adviser is less than 25%: YES
The underwriting commission, spread and profit is reasonable and fair compared to the underwritings of similar securities: YES
* Muni issuers must also have an investment grade rating from at least one NRSRO; or if less than three years of continuous operations, must have one of the three highest rating categories from at least one NRSRO.